Exhibit d.2(i)

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD.

AMENDMENT No. 1 TO THE INVESTMENT MANAGEMENT AGREEMENT

This AMENDMENT, dated and effective as of May 30, 2014 (the “Amendment”), is between BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC, a Delaware limited liability company (the “Investment Manager”), and BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD., a Cayman Islands exempted company (the “Fund”), a wholly-owned subsidiary of Blackstone Alternative Investment Funds (“BAIF”), a Massachusetts business trust and open-end investment company registered under the Investment Company Act of 1940, as amended, on behalf of its series, Blackstone Alternative Multi-Strategy Fund (“BAMSF”).

WHEREAS, the Fund and the Investment Manager have entered into an Investment Management Agreement dated as of March 17, 2014 (the “Management Agreement”) pursuant to which the Fund appointed the Investment Manager to act as investment adviser with respect to the Fund;

WHEREAS, in accordance with Section 11 of the Management Agreement, the parties desire to amend Section 3 of the Management Agreement to revise the management fee payable by the Fund to the Investment Manager;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Section 3 of the Management Agreement is hereby amended to read in its entirety as follows:

The Fund will pay to the Investment Manager, as compensation for the services rendered, facilities furnished, and expenses borne by the Investment Manager hereunder, a management fee (“Management Fee”). The Management Fee is accrued daily and payable quarterly. The Management Fee is equal to the annual Effective Advisory Fee Rate (as defined below) multiplied by the Fund’s average daily net assets. In the event the Investment Manager is not acting as such for an entire calendar quarter, the Management Fee payable by the Fund for the calendar quarter shall be prorated to reflect the portion of the calendar quarter in which the Investment Manager is acting as such under this Agreement.

The “Effective Advisory Fee Rate” will be determined based on the amount of BAMSF’s net assets, including net assets of the Fund and the Trust’s other wholly-owned subsidiaries, and will be calculated on a weighted average basis to derive a blended rate as follows:

For BAMSF net assets (including net assets of the Fund and the Trust’s other wholly-owned subsidiaries):	The Applicable Advisory Fee Percentage is:
Less than:
$2,500,000,000	1.95%	plus:
Greater than or equal to:
$2,500,000,000	1.80% (for amounts over $2,499,999,999)

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 as of the date first written above.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By:	/s/ Peter Koffler
Name: Peter Koffler Title: Senior Managing Director, General Counsel

BLACKSTONE ALTERNATIVE MULTI-STRATEGY SUB FUND II LTD.

By:	/s/ Brian F. Gavin
Name: Brian F. Gavin Title: Director

Amendment No. 1 to Investment Management Agreement between BAIA and Multi-Strategy Sub Fund II